United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR For Period Ended: September 30, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Dana Corporation

Full Name of Registrant
N/A

Former Name if Applicable
4500 Dorr Street

Address of Principal Executive Officer (Street and Number)
Toledo, Ohio 43615

City, State and Zip Code
PART II — RULES 12-b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Dana Corporation has determined that it will be unable to file its Form 10-Q for the quarterly period ended September 30, 2005, either by the November 9, 2005 due date or by November 14, 2005, and has therefore not requested the five-day extension permitted by the SEC’s rules.
     As reported in the company’s Form 8-K dated October 14, 2005, Dana’s management and the Audit Committee of its Board of Directors have determined, as a result of their ongoing internal investigation, that the company had not properly accounted for certain items during 2004 and the first and second quarters of 2005 and that, as a result, the company will be required to restate its financial statements for those periods.
     The investigation has not yet reached the point where these restatements can be completed. Until such time as the restatements are completed, Dana will not be in a position to finalize its financial statements for the quarter ended September 30, 2005, and to file the corresponding Form 10-Q.
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert C. Richter	419	535-4572

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As reported in the company’s Form 8-K dated October 14, 2005, Dana’s management and Audit Committee have concluded that, as it is no longer more likely than not that Dana will generate sufficient U.S.-based taxable income in the future to realize the deferred tax assets relating to its U.S. operating losses and deductible items, the company will record a non-cash charge providing a valuation allowance against those assets. This charge will affect the financial statements for the three- and nine-month periods ended September 30, 2005. The actual amount of the valuation allowance cannot be determined until the restatements of the company’s 2004, first-quarter 2005 and second-quarter 2005 financial statements are completed. However, in its second-quarter 2005 Form 10-Q, Dana had reported deferred tax assets resulting from U.S. operating losses and deductible items, net of valuation allowances, totaling $741 million at June 30, 2005.
     As reported in the company’s Form 8-K dated October 24, 2005, Dana’s Board of Directors has approved the divestiture of the company’s engine hard parts, fluid products, and pump products businesses, and as a result Dana expects to incur non-cash charges of approximately $315 million before tax in 2005 to reduce the carrying value of the net assets of these businesses to realizable value. All or a significant portion of these charges will affect the company’s financial statements for the three- and nine-month periods ended September 30, 2005.
     Dana has not finalized its financial statements for the three- and nine-month periods ended September 30, 2005, and the financial statements for the corresponding periods in 2004 are subject to restatement. As a result, the company is unable to determine at this time whether there will be other significant changes in the results of operations in the 2005 periods from the corresponding periods in 2004.

Dana Corporation

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 7, 2005	By	/s/ Robert C. Richter
Robert C. Richter, Chief Financial Officer

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